Höganäs

Date/Datum: May 9, 2003
Your letter/Ihre Nachricht vom

Our ref./Unser Zeichen: CL/bh
Your ref./Ihr Zeichen


03050536

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

Encl. Press release – Annual General Meeting

Rule 12g3-2(b)
File No. 82-3734

Annual General Meeting

The Annual General Meeting of Höganäs AB (publ) was held on Thursday 8 May 2003 in the HB Hall in Höganäs.

Pursuant to the Board's proposal the Meeting approved a dividend of SEK 5.00 per share with 13 May 2003 as the date of record.

Re-election of the present Directors Ulf G Lindén, Per Molin, Bernt Magnusson, Hans Mivér, Claes Lindqvist, Magnus Lindstam and Jacob Palmstierna and new election of Agnete Raaschou-Nielsen. Agnete Raaschou-Nielsen is Managing Director in Zacco Denmark A/S and also, among others, Deputy Chairman in Skandinaviska Enskilda Banken A/S and Danish Industrialisation Funds.

New election of the auditor Alf Svensson and re-election of the auditor Gert Frej and new election of the deputy auditor Eva Melzig Henriksson and re-election of the deputy auditor Berit Ehrenpohl for a period of four years.

Furthermore the Annual General Meeting decided to implement a nomination committee.

In his address to the Annual General Meeting the Company's President Claes Lindqvist stated among others that the result forecast previously given still stands, viz. the income before taxes is expected to be better than in 2002.

Höganäs, 8 May 2003

Claes Lindqvist
President and Chief Executive Officer